SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. PBT s708a cleansing notice

ASX ANNOUNCEMENT

Notice Under Section 708A(5) of the Corporations Act

[ASX Code: PBT]

Wednesday 11th September 2013

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

Type:	Ordinary Shares
Class/Description:	Ordinary Fully Paid Shares
ASX Code:	PBT
Date of Issue:	11 September 2013
Number Issued:	523,120
Issue Price:	AUD$292,164

Accordingly the Company gives notice under section 708A(5)(e) of the Corporations Act 2001 (Cth) (the "Corporations Act") that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(i)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(ii)	section 674 Corporations Act; and

3.	as at the date of this notice there is no "excluded information" (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

For and on behalf of the Company,

Richard Revelins

Company Secretary

Prana Biotechnology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

September 11, 2013